Exhibit 99.2 Q1 2026 Financial Results 13 May 2026 Q1 2026 Results | 13 May 2026 1

Disclaimer

Sunrise

No Offer to Sell or Solicit

This presentation is not an offer to sell or a solicitation of offers to purchase or subscribe for any securities of Sunrise Communications AG (Sunrise) in any jurisdiction. This document is not a prospectus within the meaning of the Swiss Financial Services Act, the Prospectus Regulation (EU) 2017/1129 or the UK version of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) or under any other applicable laws. This document may constitute advertising in accordance with article 68 of the Swiss Financial Services Act. Such advertisements are communications to investors aiming to draw their attention to financial instruments. Any investment decisions with respect to any securities should not be made based on such advertisement.

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding certain forecasted financial information, including Sunrise's 2026 Guidance and dividend growth expectations, its financial condition, results of operations, business, market share, network, subscription Revenue, Sunrise's expected Adjusted Free Cash Flow generation, including the timing and expected use thereof, expectations with respect to customer trading volumes, Sunrise's growth and other strategies, future growth prospects and anticipated methods of achieving growth, including its B2B strategies, expectations, plans and opportunities of Sunrise, including its new product and service offerings, pricing actions and anticipated impacts thereof, market and competitive dynamics, capital expenditure levels and phasing, cost optimization initiatives, artificial intelligence-related products, services and partnerships, which remain subject to technological development and customer adoption, as well as the expected timing and benefits to be derived therefrom, expectations with respect to net adds, including the reasons for such expectations, ongoing operational efficiencies, expectations with respect to Sunrise's charges, the macroeconomic environment, Sunrise's future dividends and growth thereof, the impact of the Sunrise rewards programme on customer relationships, Sunrise's intention to terminate its U.S. Securities and Exchange Act reporting obligations, including the timing thereof, the amount, cost and tenor of Sunrise's third-party debt, including anticipated future repayments of debt and other information and statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise's future performance, including assumptions regarding market conditions, customer behaviour, regulatory environment and competitive dynamics and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements. Such risks and uncertainties include, among others, Sunrise's ability to successfully execute on its plans and strategies, Sunrise's ability to realize the expected benefits from the series of transactions that closed on 8 November 2024 that resulted in the spin-off of Liberty Global Ltd.'s Swiss telecommunications operations to Sunrise (the Transaction), unanticipated difficulties or costs in connection with the Transaction, Sunrise's ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction, and other factors, including those detailed from time to time in Sunrise's filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise's most recently filed Form 20-F and in subsequent reports filed with the SEC. These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

Non-IFRS Financial Measures

This presentation includes financial measures not presented in accordance with International Financial Reporting Standards (IFRS), including Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL less P&E Additions, and Adjusted FCF.

Adjusted EBITDA: Adjusted EBITDA is defined as net income (loss) before income tax benefit (expense), share of losses (gains) of affiliates, financial income, financial expenses, depreciation and amortisation, share-based compensation expense, and impairment, restructuring and other operating items. Other operating items include (a) provisions and provision releases related to significant litigation, (b) certain related-party charges and (c) gains and losses on the disposition of long-lived assets.

Adjusted EBITDAaL: Adjusted EBITDAaL is defined as Adjusted EBITDA after lease-related expenses.
Sunrise believes Adjusted EBITDA and Adjusted EBITDAaL are meaningful measures because they represent a transparent view of Sunrise's recurring operating performance that is unaffected by its capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Sunrise believes Adjusted EBITDA and Adjusted EBITDAaL are useful to investors because they provide a basis for comparing Sunrise performance with the performance of other companies in the same or similar industries.
Adjusted EBITDAaL less P&E Additions: Adjusted EBITDAaL less P&E Additions is defined as Adjusted EBITDAaL less property and equipment additions on an accrual basis (excluding those P&E additions under finance lease). Adjusted EBITDAaL less P&E Additions is a meaningful measure because it provides (i) a transparent view of Adjusted EBITDAaL that remains after capital spend, which Sunrise believes is important to take into account when evaluating overall performance and (ii) a comparable view of Sunrise performance relative to other telecommunications companies.
Adjusted Free Cash Flow: Adjusted FCF is defined as net cash provided by operating activities, plus (a) operating-related vendor financed additions (which represents an increase in the period to actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities), and (b) cash receipts in the period from interest-related derivatives, less (i) cash payments in the period for interest, (ii) cash payments in the period for capital expenditures, (iii) principal payments on amounts financed by vendors and intermediaries (which represents a decrease in the period to actual cash available as a result of paying amounts to vendors and intermediaries where Sunrise previously had extended vendor payments beyond the normal payment terms), and (iv) principal payments on lease liabilities (which represents a decrease in the period to actual cash available). Sunrise believes its presentation of Adjusted FCF provides useful information to investors because this measure can be used to gauge its ability to (i) service debt and (ii) fund new investment opportunities after consideration of all actual cash payments related to its working capital activities and expenses that are capital in nature, whether paid inside normal vendor payment terms or paid later outside normal vendor payment terms (in which case payment is typically made in less than 365 days). Adjusted FCF should not be understood to represent Sunrise's ability to fund discretionary amounts, as they have various mandatory and contractual obligations, including debt repayments, that are not deducted to arrive at these amounts.

These non-IFRS financial measures should be viewed as supplements to, and not substitutes for, IFRS measures of performance or liquidity as presented in Sunrise's IFRS financial statements. These non-IFRS financial measures have no standardized meaning under IFRS and may not be comparable to similarly titled measures reported by other companies. They should not be considered in isolation or as an alternative for or superior to IFRS measures. These measures are presented and described in order to provide additional means of understanding Sunrise's results in the same manner as its management team.

Q1 2026 Results | 13 May 2026 2

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

Summary Q1 2026 results

Sunrise

1

Key commercial roadmap deliverables executed, reinforcing momentum

- **Connect complete check 2026: "Best Overall Package"** in Switzerland
- **Sunrise Rewards Programme launched** to increase loyalty and accelerate cross- and upselling
- **Exclusive strategic partnership with PHOENIQS** to offer unique sovereign Swiss AI solutions
- **Market liquidity** seasonally lower in Q1, driving internet (1k) and postpaid +10k, visible sales acceleration from March
- **Price increase announced** (effective from 1 August 2026) in a market that continues to be promotional within stable price bands

2

Q1 revenue in line; strong Adj. EBITDAaL growth and FY guidance reiterated

- **Revenue +0.1% YoY,** with ongoing underlying fixed subscription revenue trends offset by stronger handset & other sales. **Q1 Adj. EBITDAaL +2.5% YoY,** driven by continued cost optimisation and YoY phasing
- **Capex** spend frontloaded yet driving **Adj. EBITDAaL less P&E Additions increase of +15.9% YoY**
- **Successful implementation** of new **organisational set-up in Q1**, with financial contributions starting from Q2
- **FY 2026 Guidance reconfirmed**, including expected DPS of **CHF 3.49**[1] with a +>2% growth YoY

3

Dividend approved and paid following AGM

- **FY 2025 dividend approved:** CHF 3.42 per Class A Share / CHF 0.34 per Class B Share
- Not subject to Swiss withholding tax[2]
- Dividend payment date 13 May 2026

Q1 2026 Results | 13 May 2026

[1] Per Class A Share. To be proposed by the Sunrise Board of Directors upon achieving the FY 2026 financial Guidance and subject to the approval by the Annual General Meeting of Sunrise
[2] Dividends for the FY 2025 have been exclusively paid out of reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. Accordingly, the dividend for the 2025 financial year is not be subject to Swiss Withholding Tax of 35%. The disclosed reserves (after FY 2025 dividend payout) from foreign capital contributions amount to CHF 2.32 bn.

3

Commercial Performance Q1 2026 Results | 13 May 2026

«connect complete check 2026» | Sunrise considered “Best Overall Package” by connect in Switzerland Light users: Sunrise offers the “most well-rounded package” with the most attractive price- performance ratio and the highest ratings in network and service Normal users: Sunrise sets new standards with its voice and data flat rates that are ideal for commuters between Switzerland and its neighbours Frequent users: Sunrise is the “number one for Sunrise wins 6 out of 7 user profiles in the «connect Europe nomads”. In addition, there is a loyalty complete check 2026» discount that offers attractive conditions Sunrise considered the “Best Overall Package” of network quality, premium support, mobile subscriptions Family offers: Sunrise wins all three Family and extra services categories, including Normal users, Frequent users and Power users, and is considered the “optimal solution Highest rating of “outstanding” awarded for every for households with a large appetite for data” user profile as the only provider in Switzerland Source: connect complete check 2026 (https://www.connect.de/vergleich/komplettcheck-schweiz-netzbetreiber-2026-vergleichstest-3211835.html) Q1 2026 Results | 13 May 2026 5

Loyalty Programme | Innovative Sunrise Rewards Programme launched as part of customer-centric consumer strategy Sunrise Rewards Programme • Innovative loyalty programme with attractive benefits including Sunrise services and exclusive access to special offers and experiences • Loyalty programme designed as a structural, long-term lever to deepen customer relationships and support the growth and value of our base, in turn improving churn and driving cross- and upselling in the base • Sunrise Rewards creates a new currency for customers to purchase incremental Sunrise products, while strong deals from the Sunrise portfolio, including Swiss Ski, Knie, FC Basel and Pathé, ensure top-quality rewards and experiences • Successful soft-launch in March 2026, broad campaign launch and full roll- out into the Sunrise base in May 2026 (reward examples) (supporting partners) (campaign launch) Q1 2026 Results | 13 May 2026 6

B2B | Sunrise enters exclusive strategic partnership with PHOENIQS to offer sovereign Swiss AI solutions

Sunrise

Partnership Rationale

PHOENIQS with unique market positioning in CH	PHOENIQS is an AI pioneer in Switzerland, and the only provider to offer **Swiss sovereign, end-to-end controlled Cloud and AI solutions**
Opportunity to build competitive edge in the B2B segment	Exclusive partnership to **enhance Sunrise's current B2B offering** with **AI solutions that are developed, hosted and operated in CH** and don't exist in the market today
Scalability of products with sizable market	Planned offerings **tailored to large enterprises, public sector and SMEs,** with AI components available to **B2B partner network; roll-out of products in H2 2026**

Market Positioning

	Sunrise ×	Competitor
Infrastructure	✓ Own supercomputer (CH)	✗ AWS Bedrock (US)
Cloud Architecture	✓ Own platform	✗ OpenStack
Data Sovereignty	✓ Full control	✗ On hyperscaler
Multi-LLM	✓ All models	✗ Limited Selection
AI Agents	✓ Custom agents + Marketplace	✗ N / A
Certifications	✓ Various	✗ ISO only

Note: Partnership was announced on 11 May as per Sunrise Media Release, with product roll-out to commence in H2 2026 only

Q1 2026 Results | 13 May 2026

7

Market Environment | Price increase announced within a promotional, but rational market environment

Sunrise

Promotional, but rational market environment

Indicative

Average monthly price of B2C mobile promo rate plan offers (incl. activation fees)


CH Entry – Relevant and Cheapest Offer per Network
CH Flatrate – Major Brands

- **Environment promotional, but rational:** In the current lower market liquidity environment, telcos continue to compete via promotions, however without moving outside of existing price ranges
- **Sunrise competitive in all segments:** Sunrise continues to focus on driving the inflow via its multi-brand strategy, without acting irrational or introducing new price points
- **CHmobile remains price follower:** CHmobile capturing liquidity in C-segment with price follower strategy; inflow share normalized proportionate to segment size with low % of cannibalisation

Sunrise announces Price Increase

Price Increase 2026[1]

Effective as per 1 August 2026

Brands impacted

Sunrise | yallo | LEBARA | Sunrise BUSINESS

- **Market evolution supported implementation of price increase** to partially offset rising demands and cost structure (e.g. rising data usage, digital services expansion, geopolitical developments)
- **Sunrise announced price increase on Main Brand & (parts of) B2B** base fee up to CHF 1.50 / month (Mobile & Internet), while **yallo / Lebara** with increase of base fee on average of CHF 1.- (Mobile)

[1] Specific business-customer offers and bespoke B2B solutions, as well as offers from the flanker brands swype and CHmobile, Sunrise prepaid and Home Security offers, additional services (Options) and device-instalment plans are excluded from the price increase. See media communication on Sunrise.ch website for further details and specifics of the price increases

Q1 2026 Results | 13 May 2026 8

Commercial Results | Solid trading result in a seasonally softer market environment

Sunrise

Net Additions[1] in k

FMC[2] as % of base

ARPU[3] in CHF



Postpaid
12
18
20
31
10
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Internet
5
0 4
(7) 4
(2) 4
(1)
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
58.3%
58.5%
59.0%
59.8%
60.5%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Mobile
28.6
29.3
29.7
29.2
28.9
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
YoY % 6
(3.6%)
(1.6%)
(0.2%)
0.6%
0.7%
Fixed
58.0 5
57.9
56.8
56.0
55.1
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
YoY % 6
(5.3%)
(4.5%)
(4.9%)
(4.0%)
(5.0%)

Seasonally softer market liquidity driven by Q4 spill-over effects, with improved sales momentum since March

- **Mobile Postpaid** broadly in line with Q1'25 (which saw reduced commercial activity following the PY price increase announcement), as lower Black Friday related activations YoY were partially offset by Flanker Brands and B2B growth
- **Internet** stepping up vs Q4 as continued lower market liquidity is partially offset by improved underlying churn trends YoY

Continued focus on driving customer-centric initiatives, such as adoption of **Sunrise Rewards** as a loyalty currency to drive cross- and upselling

Fixed Mobile Convergence: Surpassing 60% cross-sell of Mobile and Fixed connectivity services across brands and increasing share of wallet

Q1 YoY ARPU trends broadly in line with Q4'25, adjusting for increasing FMC discount allocation[6], with a slightly lower tailwind as the prior year price increase impact moderates and subsequently fully lapses in Q2

- **Mobile ARPU:** Driven by new Main Brand portfolio annualisation & price increase, partially offset by lower roaming usage
- **Fixed ARPU:** Decline driven by ongoing retention activity, brand mix effects and the annualisation of UPC migrations impacts, partially offset by last year's price increase

H2 2026 trends expected to be supported by August Price increase

[1] Net Additions incl. Residential and B2B [2] Defined as number of customers who subscribed to both a Fixed broadband Internet service and post-paid Mobile telephony service, divided by the total number of customers who subscribe to at least one Fixed broadband Internet service [3] ARPU based on residential customers only; Mobile ARPU based on Mobile Subscription Revenue divided by Mobile RGUs, and Fixed ARPU based on Fixed Subscription Revenue divided by Fixed customer relationships [4] Organic net adds of 0k in Q2 2025 and (7k) in Q3 2025 and (2k) in Q4 2025, excluding removal of (2k), (3k) and (1k) as per factsheet disclosure. In Q2/Q3 the removal was part of the Interbrand Migrations, whereas the Q4 correction related to a technical clean up of legacy ADSL lines identified in January 2026 with no underlying customers, billing, or revenues. It has been adjusted in Q4 2025 to maintain comparability of organic trends. [5] Q1 2025 ARPU supported by one-off correction of ~CHF 0.30 [6] Technical shift of discount allocation from Mobile to Fixed following adoption of Q2 2025 new Main Brand Mobile portfolio leading to a higher proportion of Fixed Mobile Convergence discounts replacing product discounts and consequently drives a fair value allocation shift of these discounts from Mobile to Fixed given higher Fixed standalone pricing. **For further details refer to the appendix.**

9

Financial Results [background image] Q1 2026 Results | 13 May 2026

Financial Summary | Adj. EBITDAaL delivery driven by sustained cost optimisation and favourable phasing

Sunrise

in CHFm, YoY	Q1 2025	Q1 2026	Δ
Revenue	722	723	*+0.1%*
Adj. EBITDAaL *% of Revenue*	240 *33.2%*	246 *34.0%*	*+2.5%*
Capex[1] *% of Revenue*	143 *19.8%*	134 *18.5%*	*(6.6%)*
Adj. EBITDAaL less P&E Additions *% of Revenue*	97 *13.4%*	112 *15.5%*	*+15.9%*
Adj. FCF[2]	(117)	(111)	*n.m.*

Commentary on Q1 2026 Financials

- **Revenue +0.1% YoY** with handset/other, B2B- and mobile subscription growth offsetting the decline in residential fixed-line revenues
- **Adj. EBITDAaL +2.5% YoY** mainly from lower Opex, driven by a combination of continued sustained savings and different YoY project phasing; tougher comparisons expected in coming quarters (including last year's employee share purchase programme uplift), despite benefits from the new organisational set-up from Q2
- **Capex reduction** of **CHF 10m YoY,** from lower Coverage, CPE and P&E. Q1'26 spend reflects frontloaded roadmap similar to last year
- As a result, **Adj. EBITDAaL less P&E Additions +15.9% YoY**
- **Adj. FCF** of **CHF (111m)** reflecting typical in-year seasonal cash flow profile

Note: All financial metrics are presented on a rebased IFRS basis (RB); refer to the appendix for definitions and reconciliations of alternative performance measures

[1] Excluding finance lease additions, ice-hockey rights and M&A activity

[2] In Q4-2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during the 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior year taxes in the current period, which have been cash settled via amended returns on a cantonal basis largely during 2025, with diminishing phasing over the years 2026 and 2027. Adj. FCF excludes the tax-settlement-related charge and it is not included in the FY 2026 Guidance due to pre-funding of the tax settlement by Liberty Global.

11

Revenue | Strong handset & Other growth alongside B2B and mobile, offset by residential fixed-line decline

Sunrise

Revenue



in CHFm, YoY
Mobile
Fixed
+1
+0.1%
722
(18)
1
(19)
11
1
1
7
(1)
723
1
Residential
2
B2B & WHS
3
Q1 2025
Subscription
Other
Subscription
Other
Infra & Support
Q1 2026

Q1 2026 YoY Revenue +0.1%

① **Residential:** Fixed subscription revenue declined mainly due to lower YoY ARPU (including reduced price increase tailwind). Mobile subscription revenue slightly increased on continued postpaid subscriber growth and higher ARPU. Other (incl. non-subscription) revenues grew mainly from higher handset sales and fees

② **B2B & WHS:** Fixed subscription revenue returned to its underlying growth trend. Mobile subscription revenues benefitted from continued net adds momentum, while Other revenues increased on higher handset sales, fees and WHS roaming. SME offering enhancements and sales-platform improvements expected to increasingly support subscription revenues

③ **Infra & Support:** Soft decline from different phasing of BTS tower sales

Note: All financial metrics are presented on a rebased IFRS basis (RB); refer to the appendix for definitions and reconciliations of alternative performance measures.

Q1 2026 Results | 13 May 2026

12

Adj. EBITDAaL | Strong Adj. EBITDAaL growth driven by Opex reductions; partial reversal expected

Sunrise

Adj. EBITDAaL



in CHFm, YoY
+6
+2.5%
240
(12)
5
1
9
3
246
Gross Profit 1
2
3
Q1 2025
Residential
B2B & WHS
Infra & Support
Opex
Leasing
Q1 2026

1. **Gross Profit:** Decline as pressure in Residential Fixed was partially offset by growth in B2B/WHS
   - **Residential:** Decline driven by lower fixed subscription revenues, partially offset by Mobile and Other (incl. non-subscription)
   - **B2B & WHS:** Growth supported by higher subscription and Other (incl. non-subscription), including higher fees and WHS roaming
   - **Infra & Support:** Broadly stable including a benefit from cost phasing
2. **Opex:** Strong reduction reflecting continued optimisation of external spend (mainly IT & professional services), supported by a favourable comparison vs Q1'25, expected to normalise over the remainder of 2026
3. **Leasing:** Decrease reflecting ongoing lease contract optimisation, with an otherwise broadly stable underlying cost base

Note: All financial metrics are presented on a rebased IFRS basis (RB); refer to the appendix for definitions and reconciliations of alternative performance measures.

Q1 2026 Results | 13 May 2026

13

Adj. EBITDAaL less P&E Additions & Adj. FCF | Capex reduction YoY, Adj. FCF driven by seasonality

Sunrise

Adj. EBITDAaL less P&E Additions



in CHFm, YoY
+15
+15.9%
97
6
4
6
(3)
3
(1)
112
Total Q1 Capex: CHF 134m, (10m) YoY
2
1
3
Q1 2025
Adj. EBITDAaL
CPE
Coverage
Capacity
Product & Enablers
Baseline
Q1 2026

Adj. EBITDAaL less P&E Additions growth driven by Adj. EBITDAaL growth and Capex reductions. Front-loaded 2026 spend amounted to 18.5% of revenue.

Capex reductions in Q1 were mainly driven by:

1. **Coverage:** Mobile coverage rollout phasing and the annualisation of elevated B2B spend in Q1 2025
2. **CPE:** Lower volumes across segments including final migrations in 2025
3. **P&E:** Decreased due to lower external project related development spend

Adj. FCF



in CHFm, YoY
+6
n.m.
o/w leases CHF (5.7m)
Adj. EBITDAaL less P&E Add.: CHF 15.4m
(117)
6
10
18
(1)
(27)
(111)
1
2
3
Q1 2025
Adj. EBITDAaL
Capex
Interest
Tax
WC / Other
Q1 2026

Adj. FCF In-year quarterly volatility driven by semi-annual interest payments and typical working capital timing

1. **Interest:** Decline reflecting lower debt balance and timing effects driven by changes in debt structure and derivatives as a result of last year's refinancing transactions
2. **Tax:** Stable YoY with limited cash tax; cash tax excludes the settlement related charge[1]
3. **Working Capital / Other:** Net YoY decrease from higher seasonal supplier payments versus Q1'25

Note: All financial metrics are presented on a rebased IFRS basis (RB); refer to the appendix for definitions and reconciliations of alternative performance measures.

[1] In Q4-2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during the 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior year taxes in the current period, which have been cash settled via amended returns on a cantonal basis largely during 2025, with diminishing phasing over the years 2026 and 2027. Adj. FCF excludes the tax-settlement-related charge and it is not included in the FY 2026 Guidance due to pre-funding of the tax settlement by Liberty Global.

Q1 2026 Results | 13 May 2026 14

Outlook & Dividend | 2026 Guidance reconfirmed

Sunrise

	2026 Guidance (IFRS, rebased)
Revenue	Broadly stable
Adj. EBITDAaL[1]	CHF ~1bn
CAPEX / Revenue	< 15%
Adj. FCF[1]	CHF 380 - 400m[2]
Dividend[3]	CHF 3.49 per Class A / CHF 0.35 per Class B Share (+ >2% YoY) *(proposed Dividend for FY 2026)*

Dividend

- **Dividend of CHF 3.42 per Class A share** (+2.7% YoY) and **CHF 0.34 per Class B share** approved at the Annual General Meeting held on 7 May 2026, resulting in a total dividend payment of **CHF 251m for FY2025** (dividend payment date 13 May 2026)
- Dividends exclusively paid out of reserves from foreign capital contributions, **not subject to Swiss Withholding Tax**[4]; remaining amount (after FY2025 dividend payout) of **CHF 2.32bn**[4]

Outlook

- **Q1 financials on track; strong execution** across reorganisation, product delivery and pricing initiatives supports the outlook despite softer market liquidity
- **All 2026 Guidance** metrics **reconfirmed**

[1] Quantitative reconciliations to net earnings/loss (including net earnings/loss growth rates) & cash flow from operating activities for Adj. EBITDA, Adj. EBITDAaL, and Adj. FCF Guidance cannot be provided without unreasonable efforts as we do not forecast (i) certain non-cash charges including: the components of nonoperating income/expense, depreciation and amortisation, and impairment, restructuring and other operating items included in net earnings/loss from continuing operations, nor (ii) specific changes in working capital that impact cash flows from operating activities. The items we do not forecast may vary significantly from period to period; barring unforeseen events

[2] In Q4-2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during the 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior year taxes in the current period, which have been cash settled via amended returns on a cantonal basis largely during 2025, with diminishing phasing over the years 2026 and 2027. Adj. FCF excludes the tax-settlement-related charge and it is not included in the FY 2026 Guidance due to pre-funding of the tax settlement by Liberty Global.

[3] To be proposed by the Sunrise Board of Directors upon achieving the FY 2026 financial Guidance and subject to the approval by the Annual General Meeting of Sunrise

[4] Dividends for the FY 2025 have been exclusively paid out of reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. Accordingly, the dividend for the 2025 financial year is not be subject to Swiss Withholding Tax of 35%. The disclosed reserves (after FY 2025 dividend payout) from foreign capital contributions amount to CHF 2.32 bn.

15

Final remarks Q1 2026 Results | 13 May 2026

Key Takeaways Launch of Innovative Sunrise Rewards programme to increase loyalty and accelerate cross- and upselling; Exclusive strategic B2B partnership with PHOENIQS to offer sovereign AI solutions 1 Product enhancements combined with sales and churn improvements, alongside the August price increase, strengthen momentum 2 FY 2025 dividend approved and paid; Q1 financials on track and supporting reconfirmation of FY 2026 Guidance incl. 1 progressive DPS (CHF 3.49 +>2% YoY) 3 1 17 Q1 2026 Results | 13 May 2026 Per Class A Share. To be proposed by the Sunrise Board of Directors upon achieving the FY 2026 financial Guidance and subject to the approval by the Annual General Meeting of Sunrise

Q&A Q1 2026 Results | 13 May 2026 18

Appendix Q1 2026 Results | 13 May 2026

Debt Structure Overview of debt structure and net debt (in CHFm) 1 2 31 Dec 2025 31 Mar 2026 Senior Credit Facilities 1’547 1’562 5 • Weighted Average Cost of Debt of 2.7% as of 31 March Senior Secured Notes 2’143 2’144 2026 Senior Notes 268 266 • Debt stack fully hedged against interest rate and currency Vendor Financing 387 446 changes until 2029 and fully swapped into CHF 3 4’346 4’418 Third-party Debt Obligations 488 474• Continue to access loan and bond markets opportunistically to Cross-Currency Principal term-out debt and optimise pricing 4’834 4’892 Gross Debt Cash & Cash equivalents 273 152 Net Debt 4’561 4’740 4 Debt maturity profile 61% 25% 14% 2026 2027 2028 2029 2030 2031 2032 1 4 Converted at the following exchange rates: CHF/EUR exchange rate of 1.0739, CHF/USD exchange rate of 1.2603 Relating to third-party debt obligations excluding Vendor Financing and before the impact of derivatives Q1 2026 Results | 13 May 2026 20 2 5 Converted at the following exchange rates: CHF/EUR exchange rate of 1.0816, CHF/USD exchange rate of 1.2482 Excluding Vendor Financing and commitment fees 3 Excludes finance lease obligations

Revenue shift from FMC discount allocation

Sunrise

Technical shift of discount allocation from Mobile to Fixed:

- Adoption of the **new Main Brand Mobile portfolio** from Q2 2025 led to **higher share of Fixed Mobile Convergence (FMC) discounts** replacing legacy product-level discounts
- This resulted in **a fair value reallocation of discounts from Mobile to Fixed**, reflecting higher standalone Fixed pricing

Technical shift of discount allocation included in Actuals (in CHFm)

	Residential customers					
	Q1 2025	Q2 2025	Q3 2025	Q4 2025	FY 2025	Q1 2026
Fixed Revenue:						
Subscription	0.0	(0.4)	(1.4)	(2.5)	(4.3)	(3.7)
Non-Subscription and Hardware	-	-	-	-	-	
Mobile Revenue:						
Subscription	0.0	0.4	1.4	2.5	4.3	3.7
Non-Subscription and Hardware	-	-	-	-	-	
Other	-	-	-	-	-	
Total Revenue:	-	-	-	-	-	

This appendix slide shows a supplemental APM for analytical purposes only. It does not change or restate IFRS reported results or disclosed KPIs. Reported ARPU remains the primary external metric. This adjustment simply illustrates the FMC discount allocation shift and should be read together with the most comparable IFRS measures.

21

Quarterly P&L and Cash Flow Financials - P&L 1 CHF millions Q125 RB Q225 RB 2025 RB (H1) Q325 RB Q425 RB 2025 RB Q126 RB Revenue 722.1 731.6 1’453.7 740.9 788.8 2’983.4 722.8 Growth % 0.1 % CoS 184.3 191.7 376.0 201.5 253.7 831.2 191.0 Gross Profit 537.8 539.9 1’077.7 539.4 535.1 2’152.2 531.8 Growth % (1.1)% Margin % 74.5% 73.8% 74.1% 72.8% 67.8% 72.1% 73.6 % OPEX 249.5 238.5 488.0 221.6 244.6 954.2 240.4 SBC 7.3 16.2 23.5 15.9 9.6 49.0 5.8 Adjustments (7.3) (16.2) (23.5) (15.9) (9.6) (49.0) (5.8) Adj. EBITDA 288.3 301.4 589.7 317.8 290.5 1’198.0 291.4 Leases 48.3 47.3 95.6 47.7 47.8 191.1 45.5 Adj. EBITDAaL 240.0 254.1 494.1 270.1 242.7 1’006.9 245.9 Growth % 2.5 % Margin % 33.2% 34.7% 34.0% 36.5% 30.8% 33.8% 34.0% 2 P&E Additions (CAPEX) 143.1 116.4 259.5 106.1 113.1 478.7 133.6 % of Revenue 19.8% 15.9% 17.9% 14.3% 14.3% 16.0% 18.5 % CPE 26.6 22.8 49.4 22.4 21.0 92.8 22.7 Coverage 20.8 18.9 39.7 20.2 19.5 79.4 14.4 Capacity 14.4 16.0 30.4 13.8 14.8 59.0 17.0 Product & Enablers 21.2 28.8 50.0 20.5 21.4 91.9 18.5 Baseline 60.1 29.9 90.0 29.2 36.4 155.6 61.0 Adj. EBITDA less P&E add. 145.2 185.0 330.2 211.7 177.4 719.3 157.8 Adj. EBITDAaL less P&E add. 96.9 137.7 234.6 164.0 129.6 528.2 112.3 Growth % 15.9% % of Revenue 13.4% 18.8% 16.1% 22.1% 16.4% 17.7% 15.5 % Interest (97.3) (2.6) (99.9) (50.2) (8.0) (158.1) (79.3) Tax (0.2) (1.0) (1.2) (5.1) (1.4) (7.7) (1.0) Working Capital & Other (115.9) 19.2 (96.7) (72.0) 186.0 17.3 (143.0) o/w Leasing (2.9) 13.2 10.3 (12.7) 11.3 8.9 (8.6) Adj. FCF (116.5) 153.3 36.8 36.7 306.2 379.7 (111.0) 1 RB = Rebased 2 Q1 2026 Results | 13 May 2026 22 Excluding additions from leases, ice-hockey rights and M&A activity

Quarterly segment split Financials - Revenue split CHF millions Q125 Q225 2025 (H1) Q325 Q425 2025 Q126 Revenue 722.1 731.6 1’453.7 740.9 788.8 2’983.4 722.8 Growth % 0.1 % Residential Customers 520.3 521.3 1’041.6 519.1 546.5 2’107.2 513.2 Fixed Revenue 250.9 245.9 496.8 238.1 239.1 974.0 233.5 o/w Subscription 239.4 237.5 476.9 230.7 226.0 933.6 220.9 o/w Non-Subscription & Hardware 11.5 8.4 19.9 7.4 13.1 40.4 12.6 Mobile Revenue 245.1 249.8 494.9 252.2 280.8 1’027.9 254.1 o/w Subscription 201.8 206.3 408.1 209.0 204.8 821.9 202.4 o/w Non-Subscription & Hardware 43.3 43.5 86.8 43.2 76.0 206.0 51.7 Other 24.3 25.6 49.9 28.8 26.6 105.3 25.6 Business Customers & Wholesale 200.8 208.0 408.8 216.2 234.0 859.0 209.5 Fixed Revenue 117.4 120.8 238.2 127.3 140.4 505.9 118.6 o/w Subscription 76.4 77.0 153.4 76.7 76.9 307.0 77.2 o/w Non-Subscription & Hardware 41.0 43.8 84.8 50.6 63.5 198.9 41.4 Mobile Revenue 82.7 86.3 169.0 87.1 91.0 347.1 88.2 o/w Subscription 65.8 67.4 133.2 67.6 67.1 267.9 67.0 o/w Non-Subscription & Hardware 16.9 18.9 35.8 19.5 23.9 79.2 21.2 Other 0.7 0.9 1.6 1.8 2.6 6.0 2.7 Infrastructure & Support Functions 1.0 2.3 3.3 5.6 8.3 17.2 0.1 Other 1.0 2.3 3.3 5.6 8.3 17.2 0.1 Q1 2026 Results | 13 May 2026 23

Quarterly segment split (cont'd)

Sunrise

Financials - P&L

CHF millions	Q125 RB[2]	Q225 RB	2025 RB (H1)	Q325 RB	Q425 RB	2025 RB	Q126
Revenue	**722.1**	**731.6**	**1'453.7**	**740.9**	**788.8**	**2'983.4**	**722.8**
Growth %							*0.1 %*
Residential Customers	*520.3*	*521.3*	*1'041.6*	*519.1*	*546.5*	*2'107.2*	*513.2*
Business Customers & Wholesale	*200.8*	*208.0*	*408.8*	*216.2*	*234.0*	*859.0*	*209.5*
Infrastructure & Support Functions	*1.0*	*2.3*	*3.3*	*5.6*	*8.3*	*17.2*	*0.1*
CoS	184.3	191.7	376.0	201.5	253.7	831.2	191.0
Gross Profit[1]	**537.8**	**539.9**	**1'077.7**	**539.4**	**535.1**	**2'152.2**	**531.8**
Growth %							*(1.1)%*
Margin %	*74.5 %*	*73.8 %*	*74.1 %*	*72.8 %*	*67.8 %*	*72.1 %*	*73.6 %*
Residential Customers	*404.0*	*404.9*	*809.0*	*400.7*	*392.1*	*1'601.8*	*392.0*
Business Customers & Wholesale	*135.7*	*136.1*	*271.8*	*138.6*	*139.9*	*550.3*	*140.8*
Infrastructure & Support Functions	*(1.9)*	*(1.2)*	*(3.1)*	*0.1*	*3.1*	*0.1*	*(1.0)*
OPEX	249.5	238.5	488.0	221.6	244.6	954.2	240.4
SBC	7.3	16.2	23.5	15.9	9.6	49.0	5.8
Adjustments	(7.3)	(16.2)	(23.5)	(15.9)	(9.6)	(49.0)	(5.8)
Adj. EBITDA	**288.3**	**301.4**	**589.7**	**317.8**	**290.5**	**1'198.0**	**291.4**
Leases	48.3	47.3	95.6	47.7	47.8	191.1	45.5
Adj. EBITDAaL[1]	**240.0**	**254.1**	**494.1**	**270.1**	**242.7**	**1'006.9**	**245.9**
Growth %							*2.5 %*
Margin %	*33.2 %*	*34.7 %*	*34.0 %*	*36.5 %*	*30.8 %*	*33.8 %*	*34.0 %*
Residential Customers	*280.5*	*296.9*	*577.5*	*303.0*	*278.6*	*1'159.0*	*277.1*
Business Customers & Wholesale	*103.3*	*102.3*	*205.6*	*109.7*	*108.0*	*423.4*	*107.3*
Infrastructure & Support Functions	*(143.9)*	*(145.1)*	*(289.0)*	*(142.6)*	*(143.9)*	*(575.5)*	*(138.5)*

(1) Due to rounding, numbers presented may not add up precisely to the totals provided
(2) RB = Rebased

Q1 2026 Results | 13 May 2026 24

Operational KPI’s – Customer relationships

Sunrise

Customer Relationships

		Q125	Q225	2025 (H1)	Q325	Q425	2025	Q126
o/w Fixed	Fixed Customer Relationships represent the number of customers who receive at least one of Sunrise’s broadband internet, TV or fixed-line telephony services, without regard to which or to how many services they subscribe. Fixed Customer Relationships generally are counted on a unique premises basis. Accordingly, if an individual receives Sunrise’s services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two Fixed Customer Relationships. Sunrise’s fixed customer relationships include customers who receive Basic Cable Services ("BCS") which are services delivered without the use of encryption-enabling, integrated or virtual technology as well as customers who receive fixed telephony services over Sunrise’s networks, or that Sunrise services through a partner network.							
Residential		1’374’041	1’360’565	1’360’565	1’346’989	1’341’515	1’341’515	1’329’764
Business[1]		123’009	130’321	130’321	131’711	133’099	133’099	134’273
Convergence (FMC Penetration)	Fixed-mobile convergence penetration represents the number of customers who subscribe to both a fixed broadband internet service and pre- or postpaid mobile telephony service, divided by the total number of customers who subscribe to fixed broadband internet service.							
Residential		58.3%	58.5%	58.5%	59.0%	59.8%	59.8%	60.5%
Business[2]		77.9%	77.2%	77.2%	77.2%	77.4%	77.4%	77.4%

(1) Business-customer and wholesale fixed relationships and fixed RGUs include customers who receive fixed services that are the same or similar to mass-marketed products offered to residential customers. This includes customers who receive discounted services pursuant to a programme Sunrise has in place with their employer and small business customers (generally defined as businesses with 9 or fewer employees) and does not include services provided to small-medium business customers (generally defined as businesses with 10 to 249 employees) and large enterprises (generally defined as businesses with 250 or more employees) or wholesale services.

(2) Business customer and wholesale Mobile RGUs represent the number of active SIM cards in service that are provided to business and wholesale customers, including customers who receive discounted services pursuant to a program Sunrise has in place with their employer, SOHO, SME and large enterprise customers, as well as to customers who subscribed for mobile services delivered over Sunrise’s networks through a branded reseller with whom Sunrise contracts, and excluding customers who subscribed for mobile services delivered over Sunrise’s networks through a MVNO with whom Sunrise contracts, as well as other wholesale customers.

Q1 2026 Results | 13 May 2026

25

Operational KPIs – Base RGUs

Sunrise

Base RGUs[1]

		Q125	Q225	2025 (H1)	Q325	Q425	2025	Q126
Broadband Internet	Internet Subscribers are homes, residential multiple dwelling units or commercial units that receive fixed broadband internet services over Sunrise's fixed or mobile networks or that Sunrise services through a partner network.							
Residential		1'157'973	1'152'349	1'152'349	1'141'387	1'137'803	1'137'803	1'135'407
Business[2]		140'049	143'389	143'389	144'496	145'834	145'834	146'795
Enhanced TV	Enhanced TV Subscribers are homes, residential multiple dwelling units or commercial units that receive Sunrise's enhanced TV services, which are TV services delivered through encryption-enabling, integrated or virtual technology over Sunrise's broadband network or through a partner network. Enhanced TV Subscribers exclude subscribers that receive BCS.							
Residential		892'585	882'635	882'635	870'668	867'576	867'576	859'598
Business[2]		91'226	93'660	93'660	94'556	96'484	96'484	96'970
Mobile RGUs	A Mobile RGU is a Mobile Subscriber, which represents an active SIM card in service. A subscriber who has a data and voice plan for a mobile handset and a data plan for a laptop would be counted as two Mobile Subscribers.							
Residential		2'348'854	2'349'000	2'349'000	2'336'901	2'339'425	2'339'425	2'336'642
Business[3]		784'158	797'167	797'167	812'724	819'580	819'580	825'478
Mobile Postpaid RGUs	Numbers of Mobile products (Postpaid)							
Residential		2'076'312	2'081'252	2'081'252	2'084'589	2'106'223	2'106'223	2'109'805
Business[3]		741'262	754'703	754'703	771'771	781'616	781'616	788'497

(1) A Fixed RGU is, separately, an Internet Subscriber or an Enhanced TV Subscriber. A home, residential multiple dwelling unit or commercial unit may contain one or more RGUs. For example, if a residential customer subscribed to Sunrise's broadband internet service or enhanced TV service, the customer would constitute two RGUs. RGUs generally are counted on a unique premises basis such that a given premise does not count as more than one RGU for any given service. However, if an individual receives one of Sunrise's services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled internet or enhanced TV service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., certain preferred subscribers) generally are not counted as RGUs. Free services provided to Sunrise employees generally are counted as RGUs.

(2) Business-customer and wholesale fixed relationships and fixed RGUs include customers who receive fixed services that are the same or similar to mass-marketed products offered to residential customers. This includes customers who receive discounted services pursuant to a programme Sunrise has in place with their employer and small business customers (generally defined as businesses with 9 or fewer employees) and does not include services provided to small-medium business customers (generally defined as businesses with 10 to 249 employees) and large enterprises (generally defined as businesses with 250 or more employees) or wholesale services.

(3) Business customer and wholesale Mobile RGUs represent the number of active SIM cards in service that are provided to business and wholesale customers, including customers who receive discounted services pursuant to a program Sunrise has in place with their employer, SOHO, SME and large enterprise customers, as well as to customers who subscribed for mobile services delivered over Sunrise's networks through a branded reseller with whom Sunrise contracts, and excluding customers who subscribed for mobile services delivered over Sunrise's networks through a MVNO with whom Sunrise contracts, as well as other wholesale customers.

Q1 2026 Results | 13 May 2026

26

Operational KPIs – ARPU Residential ARPU (Residential) Q125 Q225 2025 (H1) Q325 Q425 2025 (H2) 2025 Q126 Subscription Revenue CHFm 441 444 885 440 431 871 1’756 423 Fixed CHFm 239 238 477 231 226 457 934 221 Mobile CHFm 202 206 408 209 205 414 822 202 Endbase Fixed - Customer Relationships # 1’374’041 1’360’565 1’360’565 1’346’989 1’341’515 1’341’515 1’341’515 1’329’764 Mobile - RGUs # 2’348’854 2’349’000 2’349’000 2’336’901 2’339’425 2’339’425 2’339’425 2’336’642 Average Base Fixed - Customer Relationships # 1’374’913 1’367’303 1’368’175 1’353’777 1’344’252 1’351’040 1’335’640 Mobile - RGUs # 2’348’262 2’348’927 2’348’335 2’342’951 2’338’163 2’344’213 2’338’034 Average Revenue Per Unit (“ARPU”) is the average subscription revenue per ARPU average fixed customer relationship or mobile subscriber, as applicable. ARPU per fixed customer relationship is calculated by dividing the average Fixed CHF subscription revenue from residential fixed services by the average of the 58.0 57.9 58.1 56.8 56.0 56.3 55.1 opening and ending balance of fixed customer relationships for the period. ARPU per mobile subscriber is calculated by dividing the average mobile subscription revenue (including interconnect revenue but excluding handset Mobile CHF 28.6 29.3 29.0 29.7 29.2 29.4 28.9 sales and late fees) by the average of the opening and ending balance of mobile subscribers in service for the period. Q1 2026 Results | 13 May 2026 27

Rebase information Rebase Information Rebase results, which are non-IFRS measures, are presented as a basis for assessing growth rates on a comparable basis. Rebase information is provided to show the results of the business without the impact of certain acquisition-related, transaction-related, or certain other amounts that are not organic in nature to the results of the business. As such, rebase results below do not include future transaction specific adjustments, for example, any future incremental costs of Sunrise being a separately listed company or the impact of any future service agreement between Liberty Global and Sunrise, etc. Investors should view rebased results as a supplement to, and not a substitute for, IFRS measures of performance included in Sunrise’s consolidated statements of operations. Three months ended March 31, 2025 Three months ended June 30, 2025 Three months ended September 30, 2025 Three months ended December 31, 2025 Three months ended March 31, 2026 Revenue Adjusted Adjusted Adjusted Adjusted Revenue Adjusted Adjusted Adjusted Adjusted Revenue Adjusted Adjusted Adjusted Adjusted Revenue Adjusted Adjusted Adjusted Adjusted Revenue Adjusted Adjusted Adjusted Adjusted EBITDA EBITDAaL EBITDAaL FCF EBITDA EBITDAaL EBITDAaL FCF EBITDA EBITDAaL EBITDAaL FCF EBITDA EBITDAaL EBITDAaL FCF EBITDA EBITDAaL EBITDAaL FCF less P&E less P&E less P&E less P&E less P&E Additions Additions Additions Additions Additions CHF in millions As Reported 722.1 288.3 240.0 96.9 (127.7) 731.6 301.4 254.1 137.7 144.5 740.9 317.8 270.1 164.0 30.6 788.8 290.5 242.7 129.6 302.8 722.8 291.4 245.9 112.3 (117.6) Pro forma Transaction — — (1) — — — — — — — — — — — — — — — — — — 3.4 — — — — costs As Reported Pro Forma 722.1 288.3 240.0 96.9 (127.7) 731.6 301.4 254.1 137.7 144.5 740.9 317.8 270.1 164.0 30.6 788.8 290.5 242.7 129.6 306.2 722.8 291.4 245.9 112.3 (117.6) Rebased (2) Tax audit — — — — 11.2 — — — — 8.8 — — — — 6.1 — — — — — — — — — 6.6 Rebased Results 722.1 288.3 240.0 96.9 (116.5) 731.6 301.4 254.1 137.7 153.3 740.9 317.8 270.1 164.0 36.7 788.8 290.5 242.7 129.6 306.2 722.8 291.4 245.9 112.3 (111.0) Three months ended March 31, 2025 Three months ended June 30, 2025 Three months ended September 30, Three months ended December 31, 2025 2025 Residential Business Infrastructu Total Residential Business Infrastructu Total Residential Business Infrastructu Total Residential Business Infrastructu Total Customers Customers re & Customers Customers re & Customers Customers re & Customers Customers re & & Support & Support & Support & Support Wholesale Functions Wholesale Functions Wholesale Functions Wholesale Functions As Reported Gross Profit 403.1 136.6 (1.9) 537.8 404.2 136.9 (1.2) 539.9 400.1 139.2 0.1 539.4 391.6 140.4 3.1 535.1 Cost Reallocation 0.9 (0.9) — — 0.7 (0.7) — — 0.6 (0.6) — — 0.5 (0.5) — — (3) Rebased Results 404.0 135.7 (1.9) 537.8 404.9 136.1 (1.2) 539.9 400.7 138.6 0.1 539.4 392.1 139.9 3.1 535.1 Three months ended March 31, 2025 Three months ended June 30, 2025 Three months ended September 30, Three months ended December 31, 2025 2025 Residential Business Infrastructu Total Residential Business Infrastructu Total Residential Business Infrastructu Total Residential Business Infrastructu Total Customers Customers re & Customers Customers re & Customers Customers re & Customers Customers re & & Support & Support & Support & Support Wholesale Functions Wholesale Functions Wholesale Functions Wholesale Functions As Reported EBITDAaL 279.6 104.3 (143.9) 240.0 296.1 103.1 (145.1) 254.1 302.4 110.3 (142.6) 270.1 278.1 108.5 (143.9) 242.7 Cost Reallocation 1.0 (1.0) — — 0.8 (0.8) — — 0.6 (0.6) — — 0.5 (0.5) — — (3) Rebased Results 280.5 103.3 (143.9) 240.0 296.9 102.3 (145.1) 254.1 303.0 109.7 (142.6) 270.1 278.6 108.0 (143.9) 242.7 (1) Represents certain one-time Sunrise Spin-Off related costs during 2024. The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs as to not impact the underlying growth rates of the business for this non-organic impact. (2) In Q4-2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during the 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior year taxes in the current period, which will be cash settled via amended returns on a cantonal basis largely during 2025, Q wi 1 th 2 di0 m2 ini6 shi R nge pha su sing lts over | the 13 year Msay 202 62 an 0d 2 26 027. 28 (3) Due to rounding, numbers presented may not add up precisely to the totals provided

Non-IFRS Reconciliations

Sunrise

	Three months ended	Three months ended			
	31-Mar-26	31-Mar-25	30-Jun-25	30-Sept-25	31-Dec-25
	CHF in millions	CHF in millions			
Adjusted EBITDA and Adjusted EBITDAaL:					
Net income (loss)	(39.4)	(1.3)	(53.6)	(4.4)	(49.2)
Income tax expense (benefit)	(10.7)	3.8	(15.8)	(1.6)	(6.3)
Share of gains of equity method investments	(2.0)	(1.1)	(3.0)	(0.5)	(1.3)
Net financial expense (income)	65.5	11.3	97.6	52.4	69.2
Operating income (loss)	13.4	12.7	25.2	45.9	12.4
Depreciation and amortisation (non-lease related)	214.0	233.4	222.8	223.4	256.8
Depreciation of right-of-use assets	30.7	32.9	32.1	32.4	32.5
Share-based compensation expense	5.8	7.3	16.2	15.9	9.6
Restructuring & other	27.5	2.0	5.1	0.2	(20.8)
Adjusted EBITDA	291.4	288.3	301.4	317.8	290.5
Lease-related expenses	(45.5)	(48.3)	(47.3)	(47.7)	(47.8)
Adjusted EBITDAaL	245.9	240.0	254.1	270.1	242.7

	Three months ended	Three months ended			
	31-Mar-26	31-Mar-25	30-Jun-25	30-Sept-25	31-Dec-25
	CHF in millions	CHF in millions			
Adjusted EBITDAaL less P&E Additions (CAPEX):					
Adjusted EBITDAaL	245.9	240.0	254.1	270.1	242.7
P&E Additions (CAPEX):	133.6	143.1	116.4	106.1	113.1
Adjusted EBITDAaL less P&E Additions (CAPEX)	112.3	96.9	137.7	164.0	129.6

	Three months ended	Three months ended			
	31-Mar-26	31-Mar-25	30-Jun-25	30-Sept-25	31-Dec-25
	CHF in millions	CHF in millions			
Adjusted Free Cash Flow:					
Net cash provided by operating activities	99.8	171.1	290.5	292.1	461.5
Interest paid	(124.8)	(103.0)	(32.9)	(104.7)	(20.7)
Interest-related derivative receipts (payments)	30.7	(10.2)	15.6	39.2	(2.7)
Vendor financing additions (i)	86.2	90.8	97.6	115.3	102.0
Capital expenditures	(82.8)	(108.0)	(165.9)	(95.0)	(130.6)
Principal payments on vendor financing	(87.5)	(133.0)	(41.2)	(170.6)	(85.9)
Payments of lease liabilities	(39.2)	(35.3)	(19.4)	(45.6)	(20.7)
Adjusted Free Cash Flow	(117.6)	(127.7)	144.5	30.6	302.8

	Three months ended	Three months ended			
	31-Mar-26	31-Mar-25	30-Jun-25	30-Sept-25	31-Dec-25
	CHF in millions	CHF in millions			
P&E Additions (CAPEX):					
Capital expenditures	82.8	108.0	165.9	95.0	130.6
Mergers and acquisitions (asset deals)	—	—	(3.0)	(2.8)	(4.4)
Recognition of sports broadcasting rights	—	—	—	(218.7)	—
Assets acquired under vendor financing	55.3	15.4	16.5	16.4	9.2
Changes in current liabilities related to capital expenditures (including related-party amounts)	(4.5)	19.7	(63.0)	216.2	(22.3)
P&E Additions (CAPEX)	133.6	143.1	116.4	106.1	113.1

(i) For purposes of Sunrise's consolidated statements of cash flows, vendor financing additions represent operating related expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its consolidated statements of cash flows. For purposes of its Adjusted Free Cash Flow definition, Sunrise (A) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor as its actual net cash available at that time is not affected and (B) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

29

Contact Information Investor Relations Sunrise investor.relations@sunrise.net Thurgauerstrasse 101B +41 58 777 61 00 8152 Glattpark (Opfikon) Switzerland Q1 2026 Results | 13 May 2026